
SEP 1 8 2006
WASH, D.C.
213
SECTION


CG

CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Indicated Resource Increases at Kalpini

8th August 2006


06016976

Prices at close of trade 7th August 2006

Gold price	US$648/oz
Carrick Gold Shares	AU$1.03

Indicated Resource at Kalpini increases to 242,141 ounces

- Carrick Gold is actively exploring on several tenements north east of Kalgoorlie-Boulder (Refer: Figure 1).
- **Indicated resource at Kalpini has increased to 242,141 ounces**
- Drilling of the Atlas Shaft structure has increased the gold Indicated Resource at Kalpini by 41,526 ounces
- The Total Indicated Resource at Kalpini now stands at:

  2.66M tonnes @ 2.8g/t.
- Carrick's Total Gold Resource now stands at

  28.38M tonnes for 2.25 M gold oz.



Bevan Jaggard
Company Secretary
8th August 2006

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

The Atlas shaft indicated resource has been calculated using 25 metre and 12.5 metre drill sections between local grid coordinates of 41025N and 41350N. Resource polygons have been wire framed manually with computer software from which areas and average grades (arithmetic mean) have been determined. Polygons reflect the geological model of a sub vertical shear system cut by shallow dipping quartz lodes (including extension quartz veins). Polygons have been extended to the surface where mine workings are located and to a depth of 200 metres where drilling is to a similar depth. A bulk density of 2.7 has been determined for mineralised rocks from the underground Atlas Shaft workings. Resource blocks have been extrapolated halfway between drill holes and drill hole sections and extended 25 metres past end drill holes. A lower cutoff grade of 0.5g/t has been applied.


Kalpini Project
N
0
250
500
1000
Figure 1: Kalpini Project Tenement Boundaries

Drilling is to commence within 2 weeks to extend the resource to the north and south of the Atlas Shaft structure, which is guided by the presence of gold workings and anomalous drill holes from previous explorers.

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary





CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Lindsay's Model Development

30th August 2006

Prices at close of trade 29th August 2006

Gold price	US$614/oz
Carrick Gold Shares	AU$0.99

Drilling at Lindsay's further advances understanding of geological model

- Drilling to date at the Lindsay's Project has consisted of 548 RC percussion holes and 7 Diamond holes for 51,000 metres.
- Measured and Indicated Resource at Lindsay's now stands at **7.2M tonnes for 615,000 gold oz**
- The Total Resource of the Lindsay's Project now stands at **25.7M tonnes @ 2.4g/t for 2.01M gold oz**
- Carrick's Total Resource now stands at **28.38M tonnes for 2.25M gold oz***

**recent drilling will increase Carrick's Total Resource*









Lindsay's Project has progressed significantly with the development of a very good geological model of the Parrot Feathers to Trial Pit ore structure, which has recently been successfully drill tested.

The model predicts that continuity is being established at specific depths in a similar format to the surface geology where complex sediment chert/shale folding occurs. The geology and gold grades in drill holes PFRC 101 (7m @ 8.5g/t) and PFRC 88 (2m @ 17.5g/t) are considered very important to the model connecting the resource mineralisation at Parrot Feathers with the Trial Pit. These two intersections have been the focus of drilling over the past month to validate the model (some results are yet to be received) and predict the orientation and depth for future close-spaced drilling.

Continuity of mineralisation along strike can be shown in plan (Refer: Figure 1) which is a good example of the continuity of high grade intercepts (>1g/t) between the depths of 100-125 metres. As in other horizontal plans it can be seen that high grade intercepts occur along a north-west trending structure which can be shown to dip to the west and be made up of in part axial plane cleavages. High grade intercepts occur in clusters reflecting folding. Examples of these clusters occur near the significant intersections of drill holes PFRC 101 and PFRC 88.

In long section gold intercepts (>1g/t) follow the trend of the limbs of a folded structure which reflects the surface geology. At Parrot Feathers (Figure 1) the surface geology shows a north south limb and the western limb of a large south-plunging fold extending to the west giving the appearance of a flattened 'hook' structure. In long section this fold structure is reflected in the gold mineralisation trends at specific depths (Refer: Figure 2). Higher grade and thicker gold mineralised zones are commonly associated with fold noses and in long section at Parrot Feathers there is no exception where the fold nose appears to be pitching sub-vertically to the north.

With the knowledge of the geology and the significant gold intercepts between Parrot Feathers and the Trial Pit, continuity is assured and further close-spaced drilling will continue to infill, define and connect ore structures.

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary



CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Figure 1: Lindsay's Project - Intersections >1g/t (100-125m) & Surface Geology

CARRICK GOLD LIMITED
ACN 100 405 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Parrot Feathers
Trial Pit
PFRC88
PFRC101
Pitch
1m/1.9g/t
1m/2.2g/t
1m/5.9g/t
4m/3.5g/t
1m/2.4g/t
1m/1.2g/t
1m/8g/t
1m/2.5g/t
4m/6.6g/t
1m/3.4g/t
1m/3.1g/t
1m/8.4g/t
2m/2.9g/t
1m/6.3g/t
1m/2.3g/t
1m/7.7g/t
4m/6.3g/t
2m/8.1g/t
3m/4.6g/t
2m/15.1g/t
2m/3.2g/t
0.6m/3.7g/t
1m/6.7g/t
0.6m/6.9g/t
0.45m/9.5g/t
N
GEOLOGICAL LEGEND
1-2g/t Au
2-5g/t Au
> 5g/t Au
ORE Horizon
0
60
120
180
Scale 1:3000
500
400
300
200
48100
48200
48300
48400
48500
48600

Figure 2: Lindsay's Project - Parrot Feathers Long Section



CARRICK GOLD LIMITED
ACN [illegible]

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Geological Model Update

7th September 2006

Prices at close of trade 5th September 2006

Gold price	US$638/oz
Carrick Gold Shares	AU$1.04

Assay results reinforce geological model at Lindsays

The geological model has been drill-tested at three separate locations along the Eastern Structure at Parrot Feathers, Copperline and south of the Trial Pit.

Drilling returned excellent results indicating significant thicknesses of mineralisation. (Refer: Table A).

Drill hole PFRC279 replicated the intersection in previous drill hole PFRC101 (7m @ 8.5g/t) and drill holes PFRC282 and PFRC283 replicated intersections in the previous drill hole PFRC88 (2m @ 17.5g/t). Intersections in drill holes PFRC260, 262, 263 and 275 are associated with significant mineralised zones south of the Trial Pit. These intersections extend the current understanding of the geological model to a distance of over 700 metres from Parrot Feathers to south of the Trial Pit within a known mineralised strike extent on the Eastern Structure of 1.6 kilometres.

Continuity along strike is to be further tested with infill-drilling between the above locations. As an example, gaps in the drilling between Parrot Feathers and the Trial Pit are highlighted in the long section (Refer: Figure 1) and will be the focus of the drilling beginning next week.

Two drill holes were also completed in this programme at Parrot Feathers to test the continuity down dip between high grade intersections. Drill holes PFRC284 and PFRC285 were drilled midway between high grade intersections on the 10 metre sections 48420N and 48480N respectively. Results confirmed the existence of high grade zones of similar tenor and thickness between the existing high grade intersections (Refer: Table A).

Carrick Gold's current Total Resource stands at 28.38M tonnes for 2.25M gold ounces; however, recent drilling will increase this Total Resource.



CARRICK GOLD LIMITED
ACN 100 405 954

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Trial Pit

Parrot Feathers

PFRC88

PFRC101

Pitch

GEOLOGICAL LEGEND

1-2g/t Au

2-5g/t Au

> 5g/t Au

ORE Horizon

Scale 1:3000

Figure 1: Lindsay's Project - Parrot Feathers Long Section

TABLE A

HOLE_ID	HOLE INTERSECTION			
	FROM (m)	TO (m)	Thickness (m)	INTERSECTION (g/t)
PFRC260	59	80	21	1.3
				inc. 1m @ 10g/t
PFRC262	106	113	7	1.45
PFRC263	59	62	3	3.94
				inc. 1m @ 8.08g/t
PFRC275	79	85	5	1.71
PFRC279	162	169	7	4.1
				inc. 1m @ 8.35g/t
PFRC283	69	78	9	1.76
				inc. 1m @ 6.77g/t
PFRC284	62	70	8	3.21
				inc. 1m @ 8.38g/t
PFRC285	57	61	4	4.98
				inc. 1m @ 9.24g/t
	96	98	2	2.62
PFRC287	85	86	1	14.84

TABLE B

HOLE_ID	HOLE COORDINATES		HOLE ORIENTATION			
	E_GDA	N_GDA	RL	Depth	Azi	Dip
PFRC260	374647.3	6643480.8	495.38	130	45	-60
PFRC262	374785.6	6643570.9	496.21	169	45	-60
PFRC263	374684.1	6643461.7	494.91	139	45	-60
PFRC275	374589.2	6643536.6	496.97	108	45	-60
PFRC279	374279.2	6644025.7	498	192	45	-70
PFRC282	374479.6	6643844.7	496	120	45	-70
PFRC283	374530.4	6643899.8	496	120	225	-70
PFRC284	374418.2	6644087.8	497	100	45	-70
PFRC285	374380.9	6644135.9	497	100	45	-70
PFRC287	374308.4	6644022.2	498	198	89	-60

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary